December 12, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Laura Crotty, Staff Attorney Suzanne Hayes, Legal Branch Chief
Re:	Novavax, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008 File No. 000-26770
Ladies and Gentlemen:
          We are pleased to provide this response letter on behalf of Novavax, Inc. (“Registrant” or the “Company”) to the Staff’s comment letter dated December 2, 2008 regarding the Registrant’s Form 10-K filed on March 17, 2008 (the “10-K”). For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.
Form 10-K for the year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
1.	Please revise your discussion of the Wyeth Holdings agreement to quantify the total potential milestones, the amounts paid to date and the annual license fees. Additionally, provide more information about the royalty provision; either a range or a statement that the percentage is in the single digits, teens, etc will be sufficient.

RESPONSE: Although the Registrant believes that it had provided all information that was material at the time of the filing of the 10-K, the Registrant will revise its disclosure related to the Wyeth Holdings agreement. More specifically, the Registrant had paid an aggregate of approximately $1.5 million under the license as of December 31, 2007. The

Securities and Exchange Commission
December 12, 2008

Company quantified the anticipated aggregate payments under the license for the 2008 fiscal year, and will continue to do so as long as those aggregate payments are material to the Company. The Registrant will not pay any royalty under the license until after FDA approval for commercialization, which is not anticipated for an extended period of time, if at all. Therefore, the Registrant did not believe that the amount of the royalty was material for purposes of the 10-K. However, the Registrant will revise its discussion of the Wyeth Holdings license to show that the royalty to be paid, if a product is approved by the FDA for commercialization, will be based on single digit percentage of net sales.
2.	We note your statement that payments under the agreement to Wyeth could aggregate up to $6.5 million in 2008. Additionally, we note that you revised this projection in your Form 10-Q for the quarter ended September 30, 2008 to state that the payments could aggregate up to $3.3 million. Please explain the basis for your projections, including the milestone events that would result in payments of $6.5 million.

RESPONSE: As disclosed in the 10-K and in the Forms 10-Q for the quarters ended June 30, 2008 and September 30, 2008 (the “10-Qs”), the Wyeth Holdings license provides for payments based on annual license maintenance fees, milestone payments and royalties on product sales, and that the aggregate payments under the agreement in 2008 could reach certain amounts, depending on the achievement of clinical development milestones. When the 10-K was filed, the Company considered what milestones might be achieved in 2008 based on the then current status and potential development of the products. The disclosure about potential payments under the agreement (payments aggregating $6.5 million) was based on this projection and was intended to give a maximum potential amount for the fiscal year. At the time the Registrant filed each of the 10-Qs, the Registrant was able to make a more informed projection about which milestones would be achieved in 2008 (triggering aggregate payments equaling $3.3 million), which was less than all of the potential milestones that went into projecting the potential payments for the 10-K. The fact that not all of the potential milestones (as projected for purposes of disclosing the maximum potential payments under the Wyeth Holdings license in the 10-K) were achieved in 2008 was not inconsistent with the Company’s disclosures throughout the year about its development of the products affected by the Wyeth Holdings license.

3.	Please revise the discussion of your agreement with University of Massachusetts Medical School to disclose all payments made to date and the aggregate amount of all potential milestone payments. Additionally, describe the term and termination provisions.

RESPONSE: All payments to date and anticipated payments at the time of the 10-K filing and continuing today are not material to the Registrant. In any future filing that such payments are, or are expected to be, material to the Registrant, the Registrant will include such disclosure. The Registrant will revise its disclosure to describe the term and termination provisions of the University of Massachusetts Medical School license and to state that aggregate payments under the agreement are not material.

Securities and Exchange Commission
December 12, 2008

Item 15. Exhibits and Financial Statement Schedules, page 45
4.	Please file as an exhibit the full-recourse, interest-bearing promissory notes in the aggregate amount of $1,480,000 issued by the company to two directors in March 2007.

RESPONSE: The notes referenced are two separate notes made by two directors to the Registrant, and evidence debt owed to the Company, before adoption of the Sarbanes-Oxley Act. The notes and related pledge agreements were filed by the Registrant as exhibits to its Form 10-K for the fiscal year ended December 31, 2002. Each of the notes were amended by mutual agreement of the parties at different times, in each case, after the directors resigned and were no longer directors or affiliates of the Registrant. Even though the amendments are not related party transactions or, in the Registrant’s view, material, the Registrant has revised the 10-K to file the amendments to such notes.
Schedule 14A
Executive Compensation Discussion and Analysis, page 19
5.	We note that you have disclosed the corporate objections on page 25. Please revise to also identify the individual goals for each of your named executive officers.

RESPONSE: The registrant has revised the 10-K to include all of Item 11 of Part III, including additional disclosure regarding individual goals for the named executive officers. Below is a copy of such additional disclosure:
In addition, each officer has additional individual goals to support the 2007 Objectives or to further the Company’s strategic plan. More specifically, Mr. Stigliano had individual goals for activities needed to achieve the corporate 2007 Objectives of non-dilutive financing (e.g., evaluate financing options, prepare analyses and seek to consummate a transaction). Mr. Stigliano also had operational individual goals such as upgrading Sarbanes-Oxley compliance procedures, financial close procedures and information technology. Mr. Hage had individual goals for activities needed to achieve the corporate 2007 Objectives of advancing vaccine candidate to clinical trials and advancing other products in the pipeline (e.g., complete market assessments, evaluate potential corporate partners, complete licensing transaction) and complete non-dilutive financing (e.g., target potential corporate partners for early programs and seek to consummate a transaction). Mr. Hage also had individual goals of developing the Company’s strategic plan and monetizing non-core assets. Dr. Heaton had individual goals for activities need to achieve the corporate 2007 Objectives of advancing vaccine candidate to clinical trials and advancing other products in the pipeline (e.g., complete protocol and study documents, finalize contracts with vendors, submit investigational new drug application, review preclinical study design and documentation). Mr. Robinson had individual goals for activities need to achieve the corporate 2007 Objectives of advancing vaccine candidate to clinical trials and advancing other products in the pipeline (e.g., prepare, fill and release clinical batches, review investigational new drug application, complete development and scale up of preclinical lots,

Securities and Exchange Commission
December 12, 2008

consult on development of new candidates) and increasing VLP yield production (e.g., map process for increased yields, design and implement improvement plan). Mr. Robinson had a further individual goal of establishing a new GMP manufacturing facility.
*     *     *
     In addition, the Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in our 10-K;

•	comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the 10-K do not foreclose the Commission from taking any action with respect to the 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8619.

Sincerely,
/s/ Jennifer Miller
Jennifer Miller

cc:	Rahul Singhvi, Sc.D., M.B.A., Chief Executive Officer Len Stigliano, Vice President, Chief Financial Officer and Treasurer